

Mail Stop 4631

March 19, 2018

<u>Via E-mail</u>
Mr. Corey Whitely
Chief Financial Officer
Ethan Allen Interiors Inc
25 Lake Avenue Ext.
Danbury, CT 06811

     Re: **Ethan Allen Interiors Inc**
               Form 10-K for the Year Ended June 30, 2017
               Filed August 2, 2017
               File No. 1-11692

Dear Mr. Whitely:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ John Cash

               John Cash
               Accounting Branch Chief
               Office of Manufacturing and
               Construction